Exhibit 12

STATEMENT RE COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES - REAL ESTATE TRUST ONLY

	For the Three Months Ended December 31,		For the Twelve Months Ended September 30,
(Dollars in thousands)	2006	2005	2006	2005	2004	2003	2002
FIXED CHARGES:
Interest and debt expense	$13,724	$12,299	$51,645	$46,503	$58,645	$48,970	$49,086
Ground rent	—	—	—	—	—	—	—

Total fixed charges for ratio	$13,724	$12,299	$51,645	$46,503	$58,645	$48,970	$49,086

EARNINGS:
Operating loss	$(283)	$(2,530)	$(2,030)	$(7,368)	$(22,648)	$(13,645)	$(17,735)
Equity in earnings of unconsolidated entities	(3,051)	(2,451)	(10,051)	(8,246)	(7,788)	(7,248)	(8,811)
Distributions from unconsolidated entities	3,822	3,652	14,821	13,272	12,550	12,048	11,496
Capitalized interest	(565)	(51)	(1,129)	—	—	—	(287)

	(77)	(1,380)	1,611	(2,342)	(17,886)	(8,845)	(15,337)
Total fixed charges for ratio	13,724	12,299	51,645	46,503	58,645	48,970	49,086

Total earnings for ratio	$13,647	$10,919	$53,256	$44,161	$40,759	$40,125	$33,749

RATIO OF EARNINGS TO FIXED CHARGES	Less than 1	Less than 1	1.03 x	Less than 1	Less than 1	Less than 1	Less than 1

Excess (deficiency) of available earnings to fixed charges	$(77)	$(1,380)	$1,611	$(2,342)	$(17,886)	$(8,845)	$(15,337)